Exhibit 1

Taro Pharmaceutical Industries Ltd.

Barrie Levitt, M.D. Chairman of the Board

November 19, 2007

Dear Shareholder:

Attached please find notice of the Annual General Meeting of Shareholders of Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”), accompanied by a proxy statement and proxy card.

At the Annual General Meeting you will be asked to elect eight directors to the Board of Directors and reappoint the Company’s independent auditors, Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global.

Please note that you are not being asked to vote on the proposed merger between Taro and Sun Pharmaceutical Industries Ltd. at this time. The Company plans to hold a separate Extraordinary General Meeting to vote on the proposed merger. We will distribute separate proxy materials in connection with that meeting.

Your vote is important! Whether or not you plan to attend the meeting in person, we urge you to sign, date and return the enclosed proxy card promptly. You may also submit your proxy vote by telephone or via the internet by following the proxy voting instructions included with the enclosed materials. You may, of course, attend the meeting and vote in person even if you have previously mailed your proxy card.

By Order of the Board of Directors,

Barrie Levitt, M.D.
Chairman of the Board of Directors

ISRAEL Haifa 14 Hakitor Street, Haifa Bay, 26110 Tel: 972-4-847-5700 Fax: 972-4-872-7165
ISRAEL Yakum Euro Park, Italy Building, Yakum 60972 Tel: 972-9-971-1800 Fax: 972-9-955-7443
U.S.A. Three Skyline Drive, Hawthorne, NY 10532 Tel: 914-345-9001 Fax: 914-345-8728
CANADA 130 East Drive, Brampton, Ontario L6T 1C3 Tel: 905-791-TARO Fax: 905-791-4473
www.taro.com

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Haifa Bay, Israel
November 19, 2007

Notice is hereby given that the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on December 31, 2007, at 8:00 a.m. (Israel time), at the offices of the Company, 14 Hakitor Street, Haifa Bay, Israel, for the following purposes:

1.	To elect eight directors to the Board of Directors of the Company.

2.	To reappoint the Company's independent registered public accounting firm and to authorize the Company's Audit Committee to fix the remuneration of the Company's independent registered public accounting firm in accordance with the volume and nature of their services.

3.	To discuss the current status of the Company's Consolidated Financial Statements for the year ended December 31, 2006.

Shareholders of record at the close of business on November 26, 2007, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. You may also submit your proxy vote by telephone or via the internet by following the proxy voting instructions included with the enclosed materials. Shareholders who subsequently revoke their proxies may vote their shares in person.

By Order of the Board of Directors,

Barrie Levitt, M.D.
Chairman of the Board of Directors

TARO PHARMACEUTICAL INDUSTRIES LTD.

14 Hakitor Street Haifa Bay 26110, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, nominal (par) value NIS 0.0001 each (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on December 31, 2007, at 8:00 a.m. (Israel time) at the offices of the Company, 14 Hakitor Street, Haifa Bay, Israel.

It is proposed that, at the Meeting, the following matters be considered: (i) to elect eight directors to the Board of Directors of the Company and (ii) to reappoint the Company’s independent registered public accounting firm and to authorize the Company’s Audit Committee to fix their remuneration in accordance with the volume and nature of their services. The Company will also discuss the status of its audited financial statements for the year ended December 31, 2006.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Proxy votes may also be submitted by telephone or via the internet by following the proxy voting instructions included with the enclosed materials. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, by submitting votes by telephone or internet at a later date, or by voting in person at the Meeting.

Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Board of Directors of the Company is soliciting proxies for use at the Meeting.

Only shareholders of record at the close of business on November 26, 2007, will be entitled to vote at the Annual General Meeting. Proxies are being mailed to shareholders on or about November 26, 2007 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, fax or other personal contact, none of whom will receive additional compensation therefor. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Item 1 – ELECTION OF DIRECTORS

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election, as directors of the Company, of the eight nominees named below who shall hold office until the next Annual General Meeting, unless such director’s office is earlier vacated under any relevant provision of the Articles of Association of the Company.

The list of nominees is as follows:

1.     Heather Douglas
2.     Micha Friedman
3.     Eric Johnston
4.     Gad Keren
5.     Barrie Levitt
6.     Tal Levitt
7.     Daniel Moros
8.     Myron Strober

Pursuant to the Israeli Companies Law of 1999 (the “Companies Law”), the Company is required to have at least two directors who meet the independence criteria of the Companies Law (“Statutory Independent Directors”). The Company’s Statutory Independent Directors are presently Ben Zion Hod and Haim Fainaro, who were elected by the shareholders on July 27, 2006, for three-year terms ending on July 31, 2009, and August 28, 2009, respectively. Therefore, assuming adoption of the Resolution set forth below, the Company’s Board of Directors will comprise a total of 10 directors.

The Board of Directors will present the following Resolution at the Annual General Meeting:

“RESOLVED, that Heather Douglas, Micha Friedman, Eric Johnston, Gad Keren, Barrie Levitt, Tal Levitt, Daniel Moros and Myron Strober be, and are hereby elected to serve as directors of the Company until the next Annual General Meeting of Shareholders.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting, in person or by proxy, and voting thereon is necessary for approval of this Resolution.

Item 2 – APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM

Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, has been nominated by the Company’s Audit Committee for reappointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007.

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The Board of Directors will present the following Resolution at the Annual General Meeting:

“RESOLVED, that the Company’s independent registered public accounting firm, Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, be and it hereby is reappointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007, and that the Audit Committee be, and hereby is, authorized to fix the remuneration of said independent registered accounting firm in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting, in person or by proxy, and voting thereon is necessary for approval of this Resolution.

Item 3 – FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED
DECEMBER 31, 2006

As of the date of this Notice and Proxy Statement, the Company has not yet received the audited Consolidated Financial Statements for the year ended December 31, 2006, from its independent registered public accounting firm.

When the Company receives the audited Consolidated Financial Statements from its independent registered public accounting firm and completes its filing of its Annual Report on Form 20-F with the SEC for the year ended December 31, 2006, the Form 20-F, which includes the Consolidated Financial Statements, will be available for shareholder review on the SEC’s website and at www.taro.com.

BY ORDER OF THE BOARD OF DIRECTORS,

Barrie Levitt, M.D.
Chairman of the Board of Directors

Dated: November 19, 2007

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